Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Pequot Capital Management, Inc.	2. Issuer Name and Ticker or Trading Symbol FutureLink Corp (FTRLD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give _X_ Other (specify title below) below) (1)
(Last) (First) (Middle) 500 Nyala Farm Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 06-1524885	4. Statement for Month/Year 05/2001
(Street) Westport, CT 06880		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value	05/22/2001	S		115,000	D	$1.89	XXXXXXXXXXXX(1)	I	Investment Adviser
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Convertible Note	$0.296 (5)	05/18/2001	P		$1,500,000 (2)		05/31/2001 (3)	06/30/2001	Common Stock	5,827,702(2)(4)(5)	$1,500,000	19,425,675	I	Investment Adviser
Explanation of Responses:

(1) The reporting person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and has voting power and investment power with respect to securities in clients' accounts. The reporting person disclaims any obligation to file this report, and this report shall not be deemed an admission that the reporting person is subject to Section 16 with respect to the issuer or such securities. Two employees of the reporting person serve on the Board of Directors of the issuer.
(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Rule 16(a)-1(a)(1)or (a)(2) or for any other purposes.
(3) This convertible note is not currently exercisable due to a conversion limitation provision in exhibit A to the Convertible Note Agreement, which states that the Reporting Person will need to obtain either shareholder approval or a waiver from Nasdaq before the Reporting Person may convert.
(4) The Convertible Note is convertible at the option of the holder into units consisting of senior subordinated convertible promissory notes and warrants to purchase shares of the Issuer's common stock. The senior subordinated convertible promissory notes are, in turn, convertible into shares of either common stock of the Issuer at a conversion price of $.296 per share or shares of a new series of preferred stock which will be convertible into common stock of the Issuer at $.296. Of the number of shares shown in columns 7 and 9, 760,135 shares and 2,533,784 shares respectively are attributable to the warrants having an exercise price of $.296.
(5) This filing does not reflect a 7:1 reverse stock split that became effective after the transaction month on June 11, 2001.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Peter G. Streinger **Signature of Reporting Person	06/11/2001 Date
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